UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Wm. Wrigley Jr. Company

(Name of Issuer)

Common Stock (no par value) and Class B Common Stock (no par value)

(Title of Class of Securities)

982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

(CUSIP Number)

William J. Hagenah III

One Northfield Plaza, Suite 300, Northfield, IL 60093

(847) 441-2980

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)/ /

(b)/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7	SOLE VOTING POWER[1]
NUMBER OF SHARES	7,155,164 shares of Common Stock and
BENEFICIALLY	11,302,346 shares of Class B Common Stock
OWNED BY	___________________________________________________________
EACH
REPORTING	8	SHARED VOTING POWER
PERSON	640,000 shares of Common Stock and
WITH	560,000 shares of Class B Common Stock
__________________________________________________________

9	SOLE DISPOSITIVE POWER[1]
7,155,164 shares of Common Stock and
11,302,346 shares of Class B Common Stock
___________________________________________________________

10	SHARED DISPOSITIVE POWER
640,000 shares of Common Stock and
560,000 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,795,164 shares of Common Stock and
11,862,346 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% of shares of Common Stock and 21.0% of shares of Class B Common

Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 8.6% of the issued and outstanding Common Stock.

14	TYPE OF REPORTING PERSON
00

_________________________

1 Includes 46,220 shares of Common Stock and 68,480 shares of Class B Common Stock held by the filing person individually.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

See Item 3 in Amendment No. 1. The purpose of this amendment is to report the aggregate disposition of 2,920,000 shares of Common Stock, which was completed on February 25, 2008 and represents a disposition of beneficial ownership of Common Stock that exceeds 1% of the Common Stock outstanding as of January 15, 2008, as reported in the Company's Form 10-K for the year ended December 31, 2007.

Item 5. Interest in Securities of the Issuer.

(a) 7,795,164 shares of Common Stock (3.6% of Common Stock outstanding) 11,862,346 shares of Class B Common Stock (21.0% of Class B Common Stock outstanding)

Includes 46,220 shares of Common Stock and 68,480 shares of Class B Common Stock held by the filing person individually.

Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 19,657,510 shares of Common Stock, representing 8.6% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

The ownership percentages are based upon 217,515,229 shares of Common Stock and 56,453,637 shares of Class B Common Stock outstanding as of January 15, 2008, as reported in the Company’s Form 10-K for the year ended December 31, 2007.

(b) Sole power to vote

7,155,164 shares of Common Stock (3.3%)

11,302,346 shares of Class B Common Stock (20.0%)

Shared power to vote

640,000 shares of Common Stock (0.3%)

560,000 shares of Class B Common Stock (1.0%)

Sole power to dispose

7,155,164 shares of Common Stock (3.3%)

11,302,346 shares of Class B Common Stock (20.0%)

Shared power to dispose

640,000 shares of Common Stock (0.3%)

560,000 shares of Class B Common Stock (1.0%)

Power to vote and dispose is shared with Alison Wrigley Rusack with respect to 640,000 shares of Common Stock (0.3% of Common Stock outstanding) and 560,000 shares of Class B Common Stock (1.0% of Class B Common Stock outstanding).

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008	/s/ William J. Hagenah III

William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts